

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 9, 2010

Colin J. Cumming
Chief Executive Officer
ICx Technologies, Inc.
2100 Crystal Drive, Suite 650
Arlington, Virginia 22202

>   **Re: ICx Technologies, Inc.**
>   **Schedule 14D-9**
>   **Filed on September 3, 2010**
>   **File No. 005-83672**

Dear Mr. Cumming:

We have limited our review of the filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Identity and Background of Filing Person, page 1

1.   In this section, you state that "[t]he foregoing descriptions of the Merger Agreement and the Offer are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal." We note similar language elsewhere in the Schedule 14D-9. Please revise such statements to eliminate the suggestion that the summary provided is not materially complete. We will not object if you suggest that investors see the exhibit for the complete terms of the agreement.

Item 4. The Solicitation or Recommendation, page 10

Reasons for the Recommendation, page 16

2.   This section includes a number of factors considered by your board of directors in connection with their evaluation of the offer; however, the language in the last line of the first paragraph indicates that the list is not complete and does not include all factors considered by the board. Please revise. In addition, Item 4 of Schedule 14D-9 and corresponding Item 1012(b) of Regulation M-A require that the actual reasons be stated to explain the board's position. That is, explain how each listed factor was analyzed by the board and supports or does not support its recommendation.

Item 8. Additional Information, page 27

Financial Forecasts, page 31

3.   We note that you have included non-GAAP financial measures in your financial forecasts. Please revise to provide the disclosure required by Rule 100 of Regulation G. For guidance, refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Colin J. Cumming
ICx Technologies, Inc.
September 9, 2010
Page 3

        You may contact me at (202) 551-3428 if you have any questions regarding our comments, or, if you require further assistance, you may call Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

               Sincerely,

               Evan S. Jacobson
               Attorney-Advisor
               Office of Mergers & Acquisitions

cc: Via Facsimile (917) 777-3700
        Peter Allan Atkins, Esq.
        Randall H. Doud, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP